Exhibit 99.1

SciSparc Announces Publication of Japanese Patent Application

TEL AVIV, Israel, May 27, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today the publication of a Japanese divisional patent.

The patent application introduces a novel pharmaceutical combination of paracetamol and palmitoylethanolamide (PEA) that may enhance pain relief and fever relief with lower doses and fewer side effects compared to paracetamol monotherapy, with potential for safer and more effective treatment for millions worldwide.

“This patent represents a significant innovation in pain management, that potentially could offer a safer alternative for patients of all ages for using this very common drug,” said Oz Adler, Chief Executive Officer of SciSparc. “This drug candidate combines paracetamol, a widely used pain reliever and fever reducer, with PEA, a natural compound that boosts the body’s endocannabinoid system. By working synergistically, the combination may reduce the required paracetamol dose, minimizing risks like liver damage while improving outcomes for acute, chronic, and neuropathic pain, as well as fever.”

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of autism and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward looking statements when discussing the potential benefits and advantages of the novel pharmaceutical combination of paracetamol and PEA and that the patent represents a significant innovation in pain management, that potentially could offer a safer alternative for patients of all ages for using this very common drug. Since such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055